UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Apco Oil and Gas International Inc.

(Name of Issuer)

Ordinary Shares, par value $.01 per share

(Title of Class of Securities)

037489101

(CUSIP Number)

James J. Bender One Williams Center Tulsa, Oklahoma 74172-0172 (918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037489101	Page 2

(1)	Names of reporting persons WPX Energy, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,301,592 Ordinary Shares+
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,301,592 Ordinary Shares+
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,301,592 Ordinary Shares+
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 69.0%^
(14)	Type of reporting person (see instructions) CO

+	Includes 20,301,592 Ordinary Shares issuable upon conversion of 20,301,592 Class A Shares owned by WPX Energy, Inc. Each Class A Share will convert automatically into one Ordinary Share of the Issuer in the event that neither The Williams Companies, Inc. nor WPX Energy, Inc. beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.
^	Based on the sum of 9,139,648 Ordinary Shares outstanding as of December 31, 2011 and 20,301,592 Ordinary Shares issuable upon the conversion of all outstanding Class A Shares.

CUSIP No. 037489101	Page 3

(1)	Names of reporting persons The Williams Companies, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 0
(14)	Type of reporting person (see instructions) HC; CO

Introduction

This Amendment No. 17 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Apco Oil and Gas International Inc. (formerly known as Apco Argentina Inc.), a Cayman Islands company (the “Issuer”). This Schedule 13D reflects Williams’ distribution of all of the common stock of WPX Energy, Inc. (“WPX Energy”) to its stockholders (the “Spin-Off”). Prior to the Spin-Off, WPX Energy was a wholly-owned subsidiary of Williams. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 2. Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) This Schedule 13D is filed by (i) Williams, a Delaware corporation, and (ii) WPX Energy, a Delaware corporation.

Prior to the Spin-Off, WPX Energy, Inc. was a wholly-owned subsidiary of Williams. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal address of Williams is One Williams Center, Tulsa, Oklahoma, 74172-0172. The principal address of WPX Energy is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams is to find, produce, gather, process and transport natural gas. The principal business of WPX Energy is to explore for and produce natural gas and oil.

(d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams or WPX Energy has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) WPX Energy is the record owner of 20,301,592 Class A Shares of the Issuer, which based on calculations made in accordance with Rule 13d-3, and giving effect to the conversion of the Class A Shares, represents 69.0% of the outstanding Ordinary Shares.

(2) Williams is the record and beneficial owner of 0 Class A Shares of the Issuer, which based on calculations made in accordance with Rule 13d-3, and giving effect to the conversion of the Class A Shares, represents 0% of the outstanding Ordinary Shares.

(3) See Schedule 1 for the aggregate number and percentage of Ordinary Shares beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Ordinary Shares since the last amendment to this Schedule 13D, filed on October 27, 2011.

(d) WPX Energy has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Williams ceased to be the beneficial owner of more than 5% of the Ordinary Shares on December 31, 2011.

The calculations made in this Item 5 give effect to the conversion of the 20,301,592 outstanding Class A Shares of the Issuer, which will automatically convert into Ordinary Shares in the event that neither Williams nor WPX Energy beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012

The Williams Companies, Inc.

By:	/s/ William Gault
Name: William Gault
Title: Assistant Secretary

WPX Energy, Inc.

By:	/s/ Stephen E. Brilz
Name: Stephen E. Brilz
Title: Vice President and Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Corporate Controller and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 0

Phillip D. Wright

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Development

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Midstream

Citizenship: USA

Amount Beneficially Owned: 0

Randall Lee Barnard

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Gas Pipeline

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see above)

Irl Engelhardt

c/o Patriot Coal Corporation

12312 Olive Boulevard

St. Louis, Missouri 63141

Principal Occupation: Chairman of Patriot Coal Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, TX 75275-0117

Principal Occupation: Senior Fellow, Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

William E. Green

425 Sherman Avenue, Suite 100

Palo Alto, California 94306

Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and CEO of H&H Advisors, a financial consulting firm she founded

Citizenship: USA

Amount Beneficially Owned: 0

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of Williams, Chairman of the Board of EMCOR Group, Inc., an electrical and mechanical construction company and energy infrastructure service provider, Chairman of the Board of ITT Corporation, a high-technology engineering and manufacturing company, and Chairman and CEO of ComNet Communications, LLC, a provider of turnkey voice, data, and video infrastructure support

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of WPX Energy, Inc.

Ralph A. Hill

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

Rodney J. Sailor

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer

Citizenship: USA

Amount Beneficially Owned: 0

James J. Bender

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Bryan K. Guderian

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Operations

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

Neal A. Buck

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Business Development and Land

Citizenship: USA

Amount Beneficially Owned: 0

Marcia M. MacLeod

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Human Resources and Administration

Citizenship: USA

Amount Beneficially Owned: 0

Michael R. Fiser

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Marketing

Citizenship: USA

Amount Beneficially Owned: 0

Steven G. Natali

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Exploration

Citizenship: USA

Amount Beneficially Owned: 0

J. Kevin Vann

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Accounting Officer and Controller

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of WPX Energy, Inc.

Kimberly S. Bowers

Valero Energy Corporation

One Valero Way

San Antonio, TX 78249

Principal Occupation: Executive Vice President and General Counsel of Valero Energy Corporation, a large independent refiner of transportation fuels and related products

Citizenship: USA

Amount Beneficially Owned: 0

John A. Carrig

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William R. Granberry

Compass Operating, LLC

400 W. Illinois, Suite 1000

Midland, Texas 79701

Principal Occupation: Member of Compass Operating Company LLC, a private oil and gas exploration, development, and producing company

Citizenship: USA

Amount Beneficially Owned: 0

Don J. Gunther

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Robert K. Herdman

Kalorama Partners LLC

1130 Connecticut Avenue NW, Suite 800

Washington, DC 20036

Principal Occupation: Managing Director of Kalorama Partners LLC, a consulting firm specializing in providing advice regarding corporate governance, risk assessment, crisis management and related matters

Citizenship: USA

Amount Beneficially Owned: 0

Ralph A. Hill

(see above)

Henry E. Lentz

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

George A. Lorch

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William G. Lowrie

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

David F. Work

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0